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MEMORANDUM
TO:           Ellen Sazzman
              U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:         Susan Rhee
              ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:         September 7, 2007
SUBJECT:      Response to Comments to PRE 14C for JNL Series Trust (the "Trust")
              File Nos: 33-87244 and 811-8894
              Accession No. 0000933691-07-000083
--------------------------------------------------------------------------------

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) comments received telephonically on September 5, 2007 to the Trust's PRE 14C filing on August 24, 2007.

Each of the comments, as we understood them, is repeated below in italics (in EDGAR it will appear in all CAPS), with responses immediately following. We have also included the revised pages from the information statement.

1. PLEASE ADD A DISCLOSURE STATING THAT THE FUND CHANGES WILL NOT BECOME EFFECTIVE UNTIL THE SEC APPROVES THE CHANGES VIA THE 485APOS FILING.

     THE FOLLOWING PARAGRAPH HAS BEEN ADDED TO THE LETTER TO "VARIABLE ANNUITY AND VARIABLE LIFE CONTRACT OWNERS" AFTER THE THIRD PARAGRAPH:

     On August 23, 2007, the Trust filed an amendment to the registration statement on Form N-1A under the 1933 Act and 1940 Act, as amended, for the JNL Series Trust (File No. 33-87244) to reflect the changes discussed in this information statement. These fund changes will not be effective until the SEC has approved the changes contained in the amendment to the registration statement.


2. IN THE SECTION ENTITLED "INVESTMENT SUB-ADVISORY AGREEMENT WITH JPMORGAN", PLEASE DELETE THE INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGY EXCERPT FOR THE FUND AND PROVIDE A SUMMARY OF THE CHANGES BETWEEN SIGNIFICANT DIFFERENCES BETWEEN THE OLD INVESTMENT OBJECTIVES AND POLICIES OF THE FUND AND THE NEW INVESTMENT POLICIES OF THE FUND.

     We have removed the excerpt reference above. The information statement currently contains a summary of the changes. Please see the attached excerpt from the information statement for the summary currently contained in the information statement.


3. PLEASE EXPLAIN WHY THE DATE OF APRIL 30, 2007 IS BEING USED TO CALCULATE SUB-ADVISORY FEES.

     Pyramis became the sub-adviser to this Fund on April 30, 2007. Therefore, to provide an accurate representation of the fees paid by JNAM to Pyramis, the use of April 30, 2007 is appropriate.


4. IN THE SECTION ENTITLED "EVALUATION BY THE BOARD OF TRUSTEES", PLEASE DESCRIBE WITH MORE SPECIFICITY WITH THE FACTORS/CIRCUMSTANCES CONSIDERED BY THE BOARD OF TRUSTEES IN EVALUATING THE PROPOSED SUB-ADVISER IN ACCORDANCE WITH ITEM 22(C)(11)(I):

     WE HAVE ADDED THE FOLLOWING SENTENCE TO THE END OF THE SECOND PARAGRAPH OF THE SECTION ENTITLED "NATURE, QUALITY AND EXTENT OF SERVICES":

          For the Fund, JNAM provided information on JPMorgan's duties under the JPMorgan Sub-Advisory Agreement. These duties include investment research and security selection, adherence to the Fund's investment restrictions and monitoring compliance with the Fund policies and procedures. The Board considered JNAM's evaluation of JPMorgan, as well as JNAM's recommendation, based on its review of JPMorgan, to approve the JPMorgan Sub-Advisory Agreement. THE BOARD ALSO CONSIDERED THEIR PREVIOUS EXPERIENCE WITH JPMORGAN AS A SUB-ADVISER TO OTHER FUNDS OF THE TRUST.


     WE ADDED THE FOLLOWING PARAGRAPH IMMEDIATELY FOLLOWING THE FIRST PARAGRAPH IN THE SECTION ENTITLED "COSTS OF SERVICES":

          THE BOARD ALSO NOTED THAT THE FEES TO BE PAID BY JNAM TO JPMORGAN COULD BE HIGHER (IF THE FUND GROWS TO CERTAIN, HIGHER ASSET LEVELS) THAN THE FEES PAID TO THE EXISTING SUB-ADVISER. THE BOARD ALSO CONSIDERED, HOWEVER, THAT SINCE SUB-ADVISORY FEES ARE PAID BY JNAM AND ARE NOT A DIRECT EXPENSE OF INVESTORS, THE INCREASE IN SUB-ADVISORY FEES WOULD NOT BE PASSED ON TO FUND SHAREHOLDERS, BUT WOULD BE BORNE ENTIRELY BY JNAM. THE BOARD NOTED THIS FACT AND WEIGHED IT WITH THE ADDITIONAL CONSIDERATIONS NOTED BELOW.


     Please see the attached excerpt from the information statement showing the addition of the above disclosures in the information statement.


5. PLEASE PROVIDE A DESCRIPTION OF HOW THE MERGER OF THE JNL/PUTNAM MIDCAP GROWTH FUND AND THE JNL/FI MID-CAP EQUITY FUND WERE COMPLETED (INCLUDE IN RESPONSE LETTER).

     The merger of the JNL/Putnam Midcap Growth Fund and the JNL/FI Mid-Cap Equity Fund is being completed pursuant to Rule 17a-8 of the Investment Company Act of 1940, as amended.


6. PLEASE CONFIRM THAT THE OLD AND NEW SUB-ADVISORY AGREEMENTS ARE MATERIALLY THE SAME.

     THE EXCERPT FROM THE SECTION ENTITLED "INVESTMENT SUB-ADVISORY AGREEMENT WITH JPMORGAN" CONTAINS A STATEMENT INDICATING THE OLD AND NEW SUB-ADVISORY AGREEMENTS ARE MATERIALLY THE SAME. THE LAST SENTENCE IS UNDERLINED (IN EDGAR IT WILL APPEAR IN ALL CAPS).

     The JPMorgan Sub-Advisory Agreement generally provides that JPMorgan, its officers, directors, employees, agents or affiliates will not be subject to any liability to JNAM or the Fund or their directors, officers, employees, agents or affiliates for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of JPMorgan's duties under the JPMorgan Sub-Advisory Agreement, except for a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the JPMorgan Sub-Advisory Agreement. THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE INVESTMENT SUB-ADVISORY AGREEMENTS OF PYRAMIS AND JPMORGAN.


As we discussed, we will include the agreed upon changes in the Trust's upcoming DEF 14C filing which is expected to be filed on or about September 10, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:  File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                                       COMMENT 1
Dear Variable Annuity and Variable Life Contract Owners:

     Although you are not a shareholder of JNL Series Trust ("Trust"), your purchase payments and the earnings on such purchase payments under your variable contracts ("Variable Contracts") issued by Jackson National Life Insurance Company ("Jackson") or Jackson National Life Insurance Company of New York ("Jackson NY") are invested in sub-accounts of separate accounts established by Jackson or Jackson NY that, in turn, are invested in shares of one or more of the series of the Trust. References to shareholders in the enclosed information statement for the Trust ("Information Statement") may be read to include you as an owner of a Variable Contract.

     On August 21-22, 2007, the Board of Trustees of the Trust voted to merge JNL/Putnam Midcap Growth Fund into the JNL/FI Mid-Cap Equity Fund and replace Pyramis Global Advisors, LLC ("Pyramis") with J.P. Morgan Investment Management Inc. ("JPMorgan") as sub-adviser for the JNL/FI Mid-Cap Equity Fund of the Trust effective December 3, 2007. Enclosed please find the Trust's Information Statement regarding this change in sub-adviser for the following Fund:

------------------------------------------------------------ ---------------------------------------------------------
                      PRIOR FUND NAME                                             NEW FUND NAME
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
                JNL/FI Mid-Cap Equity Fund                               JNL/JPMorgan MidCap Growth Fund
------------------------------------------------------------ ---------------------------------------------------------

     The Information Statement is furnished on behalf of the Board of Trustees ("Trustees" or "Board") of the Trust, a Massachusetts business trust, to shareholders of JNL/FI Mid-Cap Equity Fund, a series of the Trust, located at 1 Corporate Way, Lansing, Michigan 48951.


     On August 23, 2007, the Trust filed an amendment to the registration statement on Form N-1A under the 1933 Act and 1940 Act, as amended, for the JNL Series Trust (File No. 33-87244) to reflect the changes discussed in this information statement. These fund changes will not be effective until the SEC has approved the changes contained in the amendment to the registration statement.


PLEASE NOTE THAT WE ARE NOT ASKING YOU FOR VOTING INSTRUCTIONS AND YOU ARE REQUESTED NOT TO SEND US VOTING INSTRUCTIONS.

     If you have any questions regarding any of the changes described in the Information Statement, please call one of the following numbers on any business day: 1-800-766-4683 (Annuity and Life Service Center), 1-800-599-5651 (NY
Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution), or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), write JNL Series Trust, P.O. Box 378002, Denver, Colorado 80237-8002, or visit WWW.JNL.COM or WWW.JNLNY.COM.

                                  Sincerely,



                                  MARK D. NERUD
                                  President and Chief Executive Officer
                                  JNL Series Trust

                                                                       COMMENT 2

II.  INVESTMENT SUB-ADVISORY AGREEMENT WITH JPMORGAN

     Pyramis is the Sub-Adviser to the JNL/FI Mid-Cap Equity Fund pursuant to a Sub-Advisory Agreement with JNAM, dated April 30, 2007. That agreement was most recently approved by the Board at a meeting held on February 6-7, 2007.

     On August 21-22, 2007, the Board, including the Disinterested Trustees, unanimously voted to replace Pyramis with JPMorgan as Sub-Adviser for the Fund and to approve an amendment to the Sub-Advisory Agreement between JNAM and JPMorgan with respect to the Trust ("JPMorgan Sub-Advisory Agreement"). Please refer to Exhibit A for the JPMorgan Sub-Advisory Agreement and its amendments. Pursuant to the Order, shareholder approval is not required for the agreement because JPMorgan is not affiliated with JNAM. On December 3, 2007, JPMorgan will succeed Pyramis as Sub-Adviser to the Fund.

     With the replacement of Pyramis with JPMorgan as Sub-Adviser, the name of the Fund will change as follows, and will be referred to by its new name:

------------------------------------------------------------ ---------------------------------------------------------
                      PRIOR FUND NAME                                             NEW FUND NAME
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
                JNL/FI Mid-Cap Equity Fund                               JNL/JPMorgan MidCap Growth Fund
------------------------------------------------------------ ---------------------------------------------------------


     THE SIGNIFICANT DIFFERENCES BETWEEN THE OLD INVESTMENT OBJECTIVES AND POLICIES OF THE JNL/JPMORGAN MIDCAP GROWTH FUND AND THE NEW INVESTMENT POLICIES DESCRIBED ABOVE ARE THAT THE FUND INTENDS TO INVEST PRIMARILY IN COMMON STOCKS OF MID-CAP COMPANIES WHICH JPMORGAN BELIEVES ARE CAPABLE OF ACHIEVING SUSTAINED GROWTH. UNDER NORMAL CIRCUMSTANCES, THE FUND INVESTS AT LEAST 80% OF ITS ASSETS (NET ASSETS PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES) IN A BROAD PORTFOLIO OF COMMON STOCKS OF COMPANIES WITH MARKET CAPITALIZATIONS EQUAL TO THOSE WITHIN THE UNIVERSE OF RUSSELL MIDCAP GROWTH INDEX STOCKS AT THE TIME OF PURCHASE. PLEASE REFER TO EXHIBIT B FOR THE CHANGES FROM THE PREVIOUS DESCRIPTION.

     The JPMorgan Sub-Advisory Agreement provides that it will remain in effect for its initial term and thereafter only so long as the Board of Trustees, including a majority of the Independent Trustees, specifically approves its continuance at least annually. The JPMorgan Sub-Advisory Agreement can be terminated at any time, without the payment of any penalty, on sixty (60) days' written notice by the Trust, JNAM or JPMorgan. The agreement also terminates automatically in the event of its assignment.

                                                                       COMMENT 3


     The change in Sub-Adviser will not increase any fee or expense to be paid by the Fund. The management fees for the Fund did not change. The Fund pays JNAM an advisory fee equal to a percentage of its average daily net assets based on the following schedule:

 -------------------------------------------------------------------
                  JNL/JPMORGAN MIDCAP GROWTH FUND

                  ADVISORY RATES BEFORE AND AFTER
                     THE CHANGE IN SUB-ADVISER


   NET ASSETS                                           RATE

   $0 to $250 million                                   .70%
   $250 to $750 million                                 .65%
   $750 to $1.5 billion                                 .60%
   Over $1.5 billion                                    .55%
 ----------------------------------------------- -------------------

     Under the JPMorgan Sub-Advisory Agreement, the Sub-Advisory fees have changed as outlined below. JPMorgan is paid a Sub-Advisory fee equal to a percentage of the Fund's average daily net assets based on the following schedule:

-------------------------------------------------------------------
                    JNL/FI MID-CAP EQUITY FUND

       SUB-ADVISORY RATES BEFORE THE CHANGE IN SUB-ADVISER


  NET ASSETS                                           RATE

  $0 to $250 million                                   .45%
  $250 to $750 million                                 .40%
  Over $750 million                                    .35%
----------------------------------------------- -------------------

 ------------------------------------------------------------------
                  JNL/JPMORGAN MIDCAP GROWTH FUND

        SUB-ADVISORY RATES AFTER THE CHANGE IN SUB-ADVISER


   NET ASSETS                                          RATE

   All Assets                                          .40%
 ---------------------------------------------- -------------------

     The following table sets forth the aggregate amount of management fees paid by the Fund to JNAM for the year ended December 31, 2006. THE AGGREGATE AMOUNT OF MANAGEMENT FEES TO BE PAID TO JNAM ARE NOT EXPECTED TO CHANGE AS A RESULT OF THE CHANGE OF SUB-ADVISERS.

  --------------------------------------------------------- --------------------
  FUND NAME                                                      ACTUAL FEES
  JNL/FI Mid-Cap Growth Fund                                     $1,503,132
  --------------------------------------------------------- --------------------


     The sub-advisory fee for the Fund did change as a result of the completion of the transaction. Pyramis became the sub-adviser for the Fund on April 30, 2007. For the period of April 30, 2007 through July 31, 2007, Pyramis received $313,341 in Sub-Advisory fees with respect to the Fund. The pro forma Sub-Advisory fees would have been $278,525, assuming the JPMorgan Sub-Advisory Agreement was in place for the applicable period. The management and sub-advisory fees were not increased due to the change in Sub-Adviser. The decrease in sub-advisory fees for the period noted above is 11.1%.

                                                                       COMMENT 4

     NATURE, QUALITY AND EXTENT OF SERVICES

     The Board examined the nature, quality and extent of the services to be provided by JPMorgan.


     For the Fund, JNAM provided information on JPMorgan's duties under the JPMorgan Sub-Advisory Agreement. These duties include investment research and security selection, adherence to the Fund's investment restrictions and monitoring compliance with the Fund policies and procedures. The Board considered JNAM's evaluation of JPMorgan, as well as JNAM's recommendation, based on its review of JPMorgan, to approve the JPMorgan Sub-Advisory Agreement. The Board also considered their previous experience with JPMorgan as a sub-adviser to other Funds of the Trust.


     The Board also reviewed information pertaining to JPMorgan's organizational structure, senior management, financial stability, investment operations, and other relevant information. The Board considered compliance reports about JPMorgan from the Trust's Chief Compliance Officer.

     Based on the foregoing, the Board concluded that the Fund is likely to benefit from the nature, extent and quality of the services to be provided by JPMorgan.

     PERFORMANCE

     The Board could not consider JPMorgan's performance as Sub-Adviser to the Fund because the transition from Pyramis to JPMorgan had not yet occurred. The Board, however, did consider information regarding JPMorgan's capabilities and expenses.

     COSTS OF SERVICES

     The Board reviewed the fees to be paid to JPMorgan. For the Fund, the Board reviewed fee and expense information as compared to that of comparable funds managed by other advisers. Using information provided by an independent data service, the Board evaluated the Fund's proposed Sub-Advisory fee and compared it to the average Sub-Advisory fee of the Lipper universe. The Board noted that the Fund's Sub-Advisory fee would be paid by JNAM (not the Fund) and, therefore, would be neither a direct shareholder expense nor a direct influence on the Fund's total expense ratio.


     The Board also noted that the fees to be paid by JNAM to JPMorgan could be higher (if the Fund grows to certain, higher asset levels) than the fees paid to the existing sub-adviser. The Board also considered, however, that since sub-advisory fees are paid by JNAM and are not a direct expense of investors, the increase in sub-advisory fees would not be passed on to Fund shareholders, but would be borne entirely by JNAM. The Board noted this fact and weighed it with the additional considerations noted below.


     Further detail considered by the Board regarding the Sub-Advisory fees of the Fund is set forth below:

     JNL/JPMORGAN MIDCAP GROWTH FUND. The Board considered that the Fund's advisory fees are lower and Sub-Advisory fees are higher than the expense group average. The Board noted that the Fund's estimated total expense ratios are lower than that of the peer group average. The Board concluded that the advisory and Sub-Advisory fees are fair, reasonable and in the best interest of the Fund and its shareholders in light of the services to be provided.

                                                                       COMMENT 6

     The JPMorgan Sub-Advisory Agreement generally provides that JPMorgan, its officers, directors, employees, agents or affiliates will not be subject to any liability to JNAM or the Fund or their directors, officers, employees, agents or affiliates for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of JPMorgan's duties under the JPMorgan Sub-Advisory Agreement, except for a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the JPMorgan Sub-Advisory Agreement. THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE INVESTMENT SUB-ADVISORY AGREEMENTS OF PYRAMIS AND JPMORGAN.